UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)

International Stem Cell Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05577Y107

(CUSIP Number)

Ruslan Semechkin, President

X-Master, Inc.

1 Overlook Drive, Unit 11

Amherst, New Hampshire 03031

Tel. (603) 672-7070

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Copy to:

Michael B. Tule

McLane, Graf, Raulerson & Middleton, Professional Association

900 Elm Street, P.O. Box 326

Manchester, New Hampshire 03105-0326

Tel. (603) 625-6464

March 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 05577Y107
1. Names of Reporting Persons. X-Master, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) WC, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization A New Hampshire Corporation
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 228,866,034[1]
9. Sole Dispositive Power
10. Shared Dispositive Power 228,866,034[1]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 228,866,034[1]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 55.40%[2]
14. Type of Reporting Person (See Instructions) CO

1 Of the 228,866,034 shares of common stock, $.001 par value (“Common Shares”) reported, 8,000,000 Common Shares are held by the Reporting Person and 22,321,428 Common Shares are issuable upon conversion of 10 shares of Series D Preferred Stock issued to the Reporting Person. An additional 60,143,521 Common Shares are held by A. Semechkin, 73,660,715 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by A. Semechkin, 8,482,143 Common Shares are issuable upon conversion of 380 shares of Series H-2 Preferred Stock held by A. Semechkin, the exercise of warrants to purchase 11,144,215 Common Shares presently exercisable, and the exercise of options to purchase 4,693,583 Common Shares presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may be deemed the indirect beneficial owner. An additional 9,402,715 Common Shares are held by R. Semechkin, 2,678,571 Common Shares are issuable upon conversion of 120 shares of Series H-2 Preferred Stock held by R. Semechkin, the exercise of warrants to purchase 1,861,331 Common Shares presently exercisable, and the exercise of options to purchase 1,218,908 Common Shares presently exercisable or which R. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. 25,258,904 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to AR Partners, LLC, of which the Reporting Person may be deemed the indirect beneficial owner.

2 The calculation of the percentage is based on (i) 261,767,469 Common Shares outstanding as of March 31, 2015, and (ii) 151,319,798 Common Shares to be issued upon the conversion of 43 shares of Series D Preferred Stock, 5,000,000 shares of Series G Preferred Stock, 500 shares of Series H-2 Preferred Stock, the exercise of warrants to purchase 13,005,546 Common Shares, and the exercise of options to purchase 5,912,491 Common Shares of the Issuer.

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CUSIP No. 05577Y107
1. Names of Reporting Persons. Andrey Semechkin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Citizen of Russia
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 228,866,034[3]
9. Sole Dispositive Power
10. Shared Dispositive Power 228,866,034[3]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 228,866,034[3]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 55.40%[4]
14. Type of Reporting Person (See Instructions) IN

 3 Of the 228,866,034 Common Shares reported, 60,143,521 Common Shares are held by the Reporting Person and an additional 73,660,715 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by the Reporting Person, 8,482,143 Common Shares are issuable upon conversion of 380 shares of Series H-2 Preferred Stock held by the Reporting Person, the exercise of warrants to purchase 11,144,215 Common Shares presently exercisable, and the exercise of options to purchase 4,693,583 Common Shares presently exercisable or which the Reporting Person has the right to exercise within 60 days. 8,000,000 Common Shares are held by X-Master and 22,321,428 Common Shares are issuable upon conversion of 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner. 9,402,715 Common Shares are held by R. Semechkin, and an additional 2,678,571 Common Shares are issuable upon conversion of 120 shares of Series H-2 Preferred Stock held by R. Semechkin, the exercise of warrants to purchase 1,861,331 Common Shares presently exercisable, and the exercise of options to purchase 1,218,908 Common Shares presently exercisable or which R. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. 25,258,904 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to AR Partners, LLC, of which the Reporting Person may be deemed the indirect beneficial owner.

4 The calculation of the percentage is based on (i) 261,767,469 Common Shares outstanding as of March 31, 2015, and (ii) 151,319,798 Common Shares to be issued upon the conversion of 43 shares of Series D Preferred Stock, 5,000,000 shares of Series G Preferred Stock, 500 shares of Series H-2 Preferred Stock, the exercise of warrants to purchase 13,005,546 Common Shares, and the exercise of options to purchase 5,912,491 Common Shares of the Issuer.

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CUSIP No. 05577Y107
1. Names of Reporting Persons. Ruslan Semechkin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Citizen of Russia
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 228,866,034[5]
9. Sole Dispositive Power
10. Shared Dispositive Power 228,866,034[5]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 228,866,034[5]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 55.40%[6]
14. Type of Reporting Person (See Instructions) IN

5 Of the 228,866,034 Common Shares reported, 9,402,715 Common Shares are held by the Reporting Person and an additional 2,678,571 Common Shares are issuable upon conversion of 120 shares of Series H-2 Preferred Stock held by the Reporting Person, the exercise of warrants to purchase 1,861,331 Common Shares presently exercisable, and the exercise of options to purchase 1,218,908 Common Shares presently exercisable or which the Reporting Person has the right to exercise within 60 days. 8,000,000 Common Shares are held by X-Master and 22,321,428 Common Shares are issuable upon conversion of 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner. 60,143,521 Common Shares are held by A. Semechkin and an additional 73,660,715 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by A. Semechkin, 8,482,143 Common Shares are issuable upon conversion of 380 shares of Series H-2 Preferred Stock held by A. Semechkin, the exercise of warrants to purchase 11,144,215 Common Shares presently exercisable, and the exercise of options to purchase 4,693,583 Common Shares presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. 25,258,904 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to AR Partners, LLC, of which the Reporting Person may be deemed the indirect beneficial owner.

6 The calculation of the percentage is based on (i) 261,767,469 Common Shares outstanding as of March 31, 2015, and (ii) 151,319,798 Common Shares to be issued upon the conversion of 43 shares of Series D Preferred Stock, 5,000,000 shares of Series G Preferred Stock, 500 shares of Series H-2 Preferred Stock, the exercise of warrants to purchase 13,005,546 Common Shares, and the exercise of options to purchase 5,912,491 Common Shares of the Issuer.

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CUSIP No. 05577Y107
1. Names of Reporting Persons. AR Partners, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization A Delaware Limited Liability Company
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 228,866,034[7]
9. Sole Dispositive Power
10. Shared Dispositive Power 228,866,034[7]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 228,866,034[7]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 55.40%[8]
14. Type of Reporting Person (See Instructions) CO

7 Of the 228,866,034 Common Shares reported, 25,258,904 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to the Reporting Person. 8,000,000 Common Shares are held by X-Master and 22,321,428 Common Shares are issuable upon conversion of 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner. 9,402,715 Common Shares are held by R. Semechkin, and an additional 2,678,571 Common Shares are issuable upon conversion of 120 shares of Series H-2 Preferred Stock held by R. Semechkin, the exercise of warrants to purchase 1,861,331 Common Shares presently exercisable, and the exercise of options to purchase 1,218,908 Common Shares presently exercisable or which R. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. An additional 60,143,521 Common Shares are held by A. Semechkin, 73,660,715 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by A. Semechkin, 8,482,143 Common Shares are issuable upon conversion of 380 shares of Series H-2 Preferred Stock held by A. Semechkin, the exercise of warrants to purchase 11,144,215 Common Shares presently exercisable, and the exercise of options to purchase 4,693,583 Common Shares presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may be deemed the indirect beneficial owner.

8 The calculation of the percentage is based on (i) 261,767,469 Common Shares outstanding as of March 31, 2015, and (ii) 151,319,798 Common Shares to be issued upon the conversion of 43 shares of Series D Preferred Stock, 5,000,000 shares of Series G Preferred Stock, 500 shares of Series H-2 Preferred Stock, the exercise of warrants to purchase 13,005,546 Common Shares, and the exercise of options to purchase 5,912,491 Common Shares of the Issuer.

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Amendment No. 18 to Schedule 13D

This Schedule 13D represents Amendment No. 18 to Schedule 13D (“Amendment”) amending and supplementing the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2009, as amended by Amendment No. 1 to Schedule 13D dated January 22, 2009, Amendment No. 2 to Schedule 13D dated March 16, 2009, Amendment No. 3 to Schedule 13D dated June 30, 2009, Amendment No. 4 to Schedule 13D dated September 30, 2009, Amendment No. 5 to Schedule 13D dated October 13, 2009, and Amendment No. 6 to Schedule 13D dated January 18, 2011 by and on behalf of X-Master, Inc. (“X-Master”), Andrey Semechkin (“A. Semechkin”), and Ruslan Semechkin (“R. Semechkin”), and Amendment No. 7 to Schedule 13D dated March 13, 2012, Amendment No. 8 to Schedule 13D dated January 29, 2013, Amendment No. 9 to Schedule 13D dated August 6, 2013, Amendment No. 10 to Schedule 13D dated October 30, 2013, Amendment No. 11 to Schedule 13D dated May 29, 2014, and Amendment No. 12 dated June 11, 2014, Amendment No. 13 dated August 6, 2014, Amendment No. 14 to Schedule 13D dated September 10, 2014, Amendment No. 15 to Schedule 13D dated October 14, 2014, Amendment No. 16 to Schedule 13D dated December 22, 2014, and Amendment No. 17 to Schedule 13D dated February 23, 2015, by and on behalf of X-Master, A. Semechkin, R. Semechkin, and AR Partners, LLC (“AR Partners”) (the “Schedule 13D”). AR Partners, X-Master, A. Semechkin, and R. Semechkin are each a “Reporting Person” and collectively, the “Reporting Persons”. Unless otherwise stated herein, all capitalized terms used in this Amendment have the same meanings as those set forth in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons consummated the transactions described herein for investment purposes. The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of March 31, 2015, X-Master, by virtue of its beneficial ownership of the Group Shares, beneficially owned the equivalent of 228,866,034 Common Shares. The Group Shares represent approximately 55.40% of the total number of shares of Common Shares outstanding as of March 31, 2015 (plus the 151,319,798 Common Shares which would be outstanding upon the conversion of the Series D, Series G, and Series H-2 Preferred Stock, exercise of warrants, and exercise of stock options, and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

As of March 31, 2015, A. Semechkin, by virtue of his beneficial ownership of the Group Shares, beneficially owned the equivalent of 228,866,034 Common Shares. The Group Shares represent approximately 55.40% of the total number of shares of Common Shares outstanding as of March 31, 2015 (plus the 151,319,798 Common Shares which would be outstanding upon the conversion of the Series D, Series G, and Series H-2 Preferred Stock, exercise of warrants, and exercise of stock options, and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

As of March 31, 2015, R. Semechkin, by virtue of his beneficial ownership of the Group Shares, beneficially owned the equivalent of 228,866,034 Common Shares. The Group Shares represent approximately 55.40% of the total number of shares of Common Shares outstanding as of March 31, 2015 (plus the 151,319,798 Common Shares which would be outstanding upon the conversion of the Series D, Series G, and Series H-2 Preferred Stock, exercise of warrants, and exercise of stock options, and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

As of March 31, 2015, AR Partners, by virtue of its beneficial ownership of the Group Shares, beneficially owned the equivalent of 228,866,034 Common Shares. The Group Shares represent approximately 55.40% of the total number of shares of Common Shares outstanding as of March 31, 2015 (plus the 151,319,798 Common Shares which would be outstanding upon the conversion of the Series D, Series G, and Series H-2 Preferred Stock, exercise of warrants, and exercise of stock options, and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

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(b) Number of shares as to which X-Master has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 228,866,034

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 228,866,034

Number of shares as to which A. Semechkin has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 228,866,034

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 228,866,034

Number of shares as to which R. Semechkin has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 228,866,034

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 228,866,034

Number of shares as to which AR Partners has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 228,866,034

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 228,866,034

(c) On October 14, 2014, pursuant to a certain Securities Purchase Agreement dated October 7, 2014 (the “Securities Purchase Agreement”), A. Semechkin purchased (i) 380 shares of Series H-2 Convertible Preferred Stock, par value $0.001 with a stated value of $1,000.00 per share (the “Series H-2 Preferred Stock”), convertible into 5,894,214 shares of common stock at an initial conversion price of $0.06447, (ii) Series A warrants (the “Series A Warrants”) to purchase up to 5,894,214 shares of common stock for an initial exercise price of $0.0921 per share for a term of 5 ½ years, (iii) Series B warrants (the “Series B Warrants”) to purchase up to 5,894,214 shares of common stock at an initial exercise price of $0.06447 per share for a term of six months, and (iv) Series C warrants (the “Series C Warrants”, collectively with the Series A Warrants and the Series B Warrants, the “Warrants”) to purchase up to 5,894,214 shares of common stock at an initial exercise price of $0.06447 per share for a term of twelve months.

On October 14, 2014, pursuant to the Securities Purchase Agreement, R. Semechkin purchased (i) 120 shares of Series H-2 Preferred Stock, convertible into 1,861,331 shares of common stock at an initial conversion price of $0.06447, (ii) Series A Warrants to purchase up to 1,861,331 shares of common stock for an initial exercise price of $0.0921 per share for a term of 5 ½ years, (iii) Series B Warrants to purchase up to 1,861,331 shares of common stock at an initial exercise price of $0.06447 per share for a term of six months, and (iv) Series C Warrants to purchase up to 1,861,331 shares of common stock at an initial exercise price of $0.06447 per share for a term of twelve months.

The initial conversion price of the Series H-2 Preferred Stock is subject to certain reset adjustments as set forth in a certain Certificate of Designation of Preferences, Rights and Limitations of Series H-2 Convertible Preferred Stock (the “Certificate of Designation”) delivered to A. Semechkin and R. Semechkin in accordance with the Securities Purchase Agreement.

The initial exercise price of the Warrants is subject to certain reset adjustments as set forth in the Series A, Series B, and Series C Common Stock Purchase Warrants delivered to A. Semechkin and R. Semechkin in accordance with the Securities Purchase Agreement (the “A. Semechkin Common Stock Purchase Warrants” and the “R. Semechkin Common Stock Purchase Warrants” respectively).

On November 25, 2014, as result of a reset to the Series H-2 Preferred Stock conversion price, the exercise price of the Warrants was adjusted downwards to $0.0576 per share pursuant to the A. Semechkin Common Stock Purchase Warrants and the R. Semechkin Common Stock Purchase Warrants granted in accordance with the Securities Purchase Agreement and the Certificate of Designation.

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On December 22, 2014, A. Semechkin exercised Series B Warrants to purchase 5,894,214 shares of common stock for a total purchase price of $340,000.00 upon the terms, limitations, and conditions set forth in the A. Semechkin Series B Common Stock Purchase Warrant.

On February 6, 2015, as result of a reset to the Series H-2 Preferred Stock conversion price, the exercise price of the Warrants was adjusted downwards to $0.0448 per share pursuant to the A. Semechkin Common Stock Purchase Warrants and the R. Semechkin Common Stock Purchase Warrants granted in accordance with the Securities Purchase Agreement and the Certificate of Designation.

On February 23, 2015, R. Semechkin exercised Series B Warrants to purchase 1,861,331 shares of common stock for a total purchase price of $88,387.63 upon the terms, limitations, and conditions set forth in the R. Semechkin Series B Common Stock Purchase Warrant.

On March 31, 2015, A. Semechkin exercised Series C Warrants to purchase 5,894,214 shares of common stock for a total purchase price of $264,060.79 upon the terms, limitations, and conditions set forth in the A. Semechkin Series C Common Stock Purchase Warrant.

On March 31, 2015, R. Semechkin exercised Series C Warrants to purchase 1,861,331 shares of common stock for a total purchase price of $88,387.63 upon the terms, limitations, and conditions set forth in the R. Semechkin Series C Common Stock Purchase Warrant.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On October 7, 2014, Reporting Persons A. Semechkin and R. Semechkin, together with Sabby Healthcare Volatility Master Fund, Ltd. and Sabby Volatility Warrant Master Fund, Ltd., entered into a Securities Purchase Agreement with the Company for the purchase of Series H-1 Convertible Preferred Stock, Series H-2 Convertible Preferred Stock, and Warrants, as described in Item 5 above. The description of the Securities Purchase Agreement, as it pertains to the Reporting Persons, is incorporated herein by reference and similarly qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is attached as Exhibit 6. The description of the Certificate of Designation, as it pertains to the Reporting Persons, is incorporated herein by reference and similarly qualified in its entirety by reference to the full text of the Certificate of Designation, which is attached as Exhibit 7. The description of the Series B Common Stock Purchase Warrant, as it pertains to the Reporting Persons, is incorporated herein by reference and similarly qualified in its entirety by reference to the full text of the form of Series B Common Stock Purchase Warrant, which is attached as Exhibit 8. The description of the Series C Common Stock Purchase Warrant, as it pertains to the Reporting Persons, is incorporated herein by reference and similarly qualified in its entirety by reference to the full text of the form of Series C Common Stock Purchase Warrant, which is attached as Exhibit 9.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Agreement of Joint Filing, dated April 10, 2015, by and among X-Master, Inc., AR Partners, LLC, Andrey Semechkin, and Ruslan Semechkin.

Exhibit 2:	Power of Attorney, dated November 19, 2008, relating to X-Master, Inc. (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

Exhibit 3:	Power of Attorney, dated November 19, 2008, relating to Andrey Semechkin (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

Exhibit 4:	Power of Attorney, dated November 19, 2008, relating to Ruslan Semechkin (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

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Exhibit 5:	Power of Attorney, dated March 8, 2012, relating to AR Partners, LLC (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 3 with respect to International Stem Cell Corporation, filed on March 12, 2012).

Exhibit 6:	Securities Purchase Agreement, dated October 7, 2014 (incorporated by reference to Exhibit 10.1 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on October 8, 2014).
Exhibit 7:

Certificate of Designation of Preferences, Rights, and Limitations of Series H-2 Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on October 8, 2014).

Exhibit 8: Exhibit 9:

Form of Series B Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on October 8, 2014).

Form of Series C Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.3 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on October 8, 2014).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2015	X-Master, Inc.

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Andrey Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Ruslan Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

AR Partners, LLC

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Signature page to AMENDMENT NO. 18 TO SCHEDULE 13D – CUSIP Number 05577Y107

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AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, $0.001 par value, of International Stem Cell Corporation, a Delaware corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: April 10, 2015	X-Master, Inc.

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Andrey Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Ruslan Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

AR Partners, LLC

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

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